[Teknik Digital Arts, Inc. Letterhead]

March 30, 2005

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Sara Kalin Division of Corporation Finance, Mail Stop 4-6

Re:	Teknik Digital Arts, Inc.; Registration Statement on Form SB-2 (Reg. No. 333-118101) (the “Registration Statement”)

Ladies and Gentlemen:

     The undersigned, Teknik Digital Arts, Inc., a corporation organized under the laws of the State of Nevada (the “Company”), hereby requests that the effectiveness of the Registration Statement be accelerated to April 4, 2005 at 4:00 p.m., Washington, D.C. time, or as soon thereafter as practicable.

     In connection with this request for acceleration of the effective date of the Registration Statement, the Company hereby acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TEKNIK DIGITAL ARTS, INC.

By:	/s/ John R. Ward

Name:	John R. Ward
Title:	Chief Executive Officer and Chairman